Exhibit 99.95

WonderFi Announces Appointment of John Rim as Chief Financial Officer

Vancouver, British Columbia--(Newsfile Corp. - February 18, 2022) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FTX: WNDR) (the "Company" or "WonderFi") today announced the appointment of John Rim as Chief Financial Officer of the Company, effective February 22, 2022. WonderFi's previous CFO, Steven Krause, will continue to work with WonderFi as an advisor.

John has close to 25 years of experience as a business executive in varied finance and leadership roles across multiple industries, including the cryptocurrency industry. He previously served as Chief Financial Officer at Bitfarms Ltd. which is listed on the NASDAQ, where he led efforts to have Bitfarms become the first cryptocurrency company to have a Canadian listing approved by the Ontario Securities Commission. John helped lay the foundation for Bitfarms to become one of the largest publicly traded cryptocurrency mining companies globally.

John has also held leadership and professional roles with Brookfield Residential Property Services, Philips Electronics Ltd., PricewaterhouseCoopers LLP, BMW Canada Inc. and KPMG LLP. Mr. Rim has an Honours Bachelor of Business Administration degree from Royal Military College of Canada and is a Chartered Professional Accountant. He was most recently the Chief Financial Officer at Quarterhill Inc., a publicly listed technology company, where he helped raise over $140 million of financing and execute multiple acquisitions over the past 14 months to pivot the company into the infrastructure technology industry.

"We're very pleased to welcome John to our growing team at WonderFi," commented Ben Samaroo, CEO of WonderFi. "John's background and experience in finance leadership and capital markets, as well as in the crypto industry, will be invaluable to WonderFi as we continue to grow the Company."

John Rim commented, "I am extremely excited to be joining WonderFi and having the opportunity to work with such a passionate team of founders and employees. WonderFi is incredibly well-positioned to achieve its mission to help grow adoption of digital assets. I look forward to working with the whole team in advancing this mission."

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: the ability of the Company to work effectively with strategic investors; and changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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https://www.newsfilecorp.com/release/114180